AHP Servicing LLC

FINANCIAL STATEMENTS
(Reviewed)

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2023

AHP Servicing LLC

TWELVE MONTHS ENDED DECEMBER 31, 2023

CONTENTS

AB

Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax (609)857-5055
Cell (609)805-2240
urtaxguys@gmail.com

February 15, 2026

AHP Servicing, LLC
Chicago, Illinois

I have reviewed the accompanying Balance Sheet of AHP **Servicing, LLC** as of December 31, 2023 and the related Statement of Income, and Member's Equity for the twelve months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in this financial statement is the representation of the management of Hope's Contracting, LLC.

A review consists principally of [illegible] of company personnel and analytical procedures applied to financial data. It [illegible] less in scope than an audit in accordance with generally accepted aud[illegible] objective of which is the expression of an opinion regarding the finan[illegible] le. Accordingly, I do not express such an opinion.

need cash flows

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[illegible] presentation of these financial st[illegible] erally accepted in the United Sta[illegible] n, and maintenance of internal contr[illegible] nancial statements that are free fro[illegible] or.

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My responsibili[illegible] engagement in accordance with Statements on Standards for Acc[illegible] Services promulgated by the Accounting and Review Services Co[illegible] AICPA. Those standards require me to perform procedures to obtain li[illegible] ssurance as a basis for reporting whether I am aware of any material modifications th[illegible] should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of **AHP Servicing, LLC** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Generally Accepted Accounting Principles require that the financial statements include a Statement of Cash Flows, Management has elected to not include this in the attached financial statements. A reader should be made aware of this inconformity with GAAP and the inclusion of this may affect a reader's view of the results.

Based on my review, with the exception described in the previous paragraph, I am not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with generally accepted accounting principles.

My review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for additional analysis purposes and is not required for a fair presentation of the financial position, and results of operations. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and I am not aware of any material modifications that should be made to it.

Andrew Benvenuti, CPA
February 15, 2026

AHP SERVICING LLC

BALANCE SHEET
DECEMBER 31, 2023

Assets	
Current Assets	
Cash	$ 1,574
Accounts Receivables	1,752,293
Inventory & Acquistion Costs	33,570,388
Prepaid Expenses	-
Total Current Assets	35,324,255
Property and Equipment, Net of Accumulated Depreciation	546,638
Other Assets	
Investment in Affiliates	4,000
Due from Affilates	8,491,246
Judgements	12,154
REO Assets, Net of Accumulated Amortization	306,627
Security Deposits	53,848
Total Other Assets	8,867,875
Total Assets	$ 44,738,768
Liabilities & Member's Equity	
Current Liabilities	
Accounts Payable	$ 433,928
Credit Cards Payable	433,120
Accrued Interest	581,271
Accrued Taxes	3,910
Other Payables	2,187,451
Due to Investors	2,587,733
Total Current Liabilities	6,227,413
Long Term Liabilities	
Long Term Lease Liabilities	539,606
Notes Payable	11,531,931
Total Long Term Liabilities	11,531,931
Total Liabilities	$ 17,759,344
Member's Equity	
Member's Equity	26,979,424
Total Member's Equity	$ 26,979,424
Total Liabilities & Member's Equity	$ 44,738,768

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

AHP SERVICING LLC

STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2023

Revenues		
Servicing Fees		2,044,568
Other Fees		119,199
Rental/Lease Income		58,865
Sale Proceeds		45,367
Interest Income		211,071
Total Revenue		$ 2,479,070
Cost of Earned Revenues		2,146,264
Gross Profit		332,806
General and Administrative Expenses		4,657,358
Net Income	$	(4,324,552)

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

AHP SERVICING LLC

STATEMENT OF MEMBER'S EQUITY
TWELVE MONTHS ENDED DECEMBER 31, 2023

Balance - December 31, 2022	18,049,603
Add 2023 Member Investments	13,285,087
2023 Net Income	(4,324,552)
Less 2023 Withdrawals	(30,714)
Balance - December 31, 2023	26,979,424

AHP SERVICING LLC

SCHEDULE I - COST OF REVENUE
TWELVE MONTHS ENDED DECEMBER 31, 2023

Acquistion Costs	$ 33,912
Sales & Other Direct Costs	773,757
Legal Fees	812,904
Licensing	22,934
Surety Bonds	17,582
Consultants & Other Professionals	417,685
Commissions & Fees	1,499
Other Costs	65,991
	$ 2,146,264

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

AHP SERVICING LLC

SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2023

Bank Charges	$ 35,378
Employee Benefits	6,367
General & Admistrative Costs	52,972
Insurance	186,165
Office Expenses	29,777
Payroll & Related Taxes	3,227,310
Postage	8,959
Printing, Reproduction and Other Expenses	4,588
Professional Service	324,826
Recruitment	407,031
Registrations	3,900
Rent	249,782
Supplies	2,160
Taxes	2,719
Technology Expenses	94,397
Telephone & Internet	529
Travel Costs	7,857
Utilies	12,641
	4,657,358

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

Note 1—Organization and Nature of Operations

AHP SERVICING LLC ("AHP"), is a limited liability company organized on June 27, 2017 under the laws of state of Delaware. The Company is primarily engaged in the business of originating, selling and servicing residential mortgage loans through its correspondent retail, and direct-to-consumer origination channels. The Company maintains its corporate office in Chicago, Illinois, with branch offices in multiple states. The Company purchases defaulted mortgage loans with the intent to modify or refinance the loan in order to sell the loan in the secondary market. If the Company is unable to modify, refinance, or sell the mortgage loan, then the Company will foreclose on the property taking ownership of the underlying collateral.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting – The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the statements.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 2—Summary of significant accounting policies (continued)

Accounts Receivable & Servicing Advances– Accounts receivable is comprised of servicing fee receivables that are recorded at the value of the service fee revenue earned. Servicing advances reflect tax and insurance advances and property protection advances made on behalf of investors under servicing agreements. Servicing advances made on behalf of investors under servicing agreements are reimbursable from the investor pursuant to terms of the contract. The Company periodically reviews accounts receivable and servicing advances for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2022, as management has determined that all amounts are fully collectible.

Mortgage Loans Held for Sale and Revenue Recognition – Mortgage loans held for sale are carried at the lower of cost or market. Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in gain on sale of mortgage loans held for sale on the statement of operations. Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium.Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific financial assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Other Real Estate Owned – Once an asset has been foreclosed, they are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. No allowance has been recorded as of December 31, 2022. Operating costs after acquisition are expensed as incurred.

Note 2—Summary of significant accounting policies (continued)

Property and Equipment – Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets (principally three to seven years). Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40 are included in property and equipment. The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations.

Stock-Based Compensation – The Company has stock-based compensation, grant-date fair value is determined using management's estimated value. Compensation cost for service-based equity awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses and due to related parties approximate their fair value at December 31, 2022.

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of the Company's revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the Company's mortgage loans, as well as revenue related to the Company's mortgage servicing activities, as these activities are subject to other U.S. GAAP discussed elsewhere within the Company's notes to consolidated financial statements.

Asset Management Fees – The Company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly per loan fee in accordance with the underlying agreement and are recognized into revenue on a monthly basis.

materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

Loan Origination Fees – Loan origination fees represent revenue earned from originating mortgage loans. Loan origination fees generally represent flat per-loan fee amounts based on a percentage of the original principal loan balance and are recognized as revenue at the time the mortgage loans are funded. Loan origination expenses are charged to operations as incurred.

Interest Income – Interest income on mortgage loans held for sale is recognized for the period based upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the recovery of principal and interest becomes doubtful and the mortgage loans held for sale are put on nonaccrual status.

Loan Servicing Fees – Loan servicing fees represent revenue earned for the servicing of loans for various investors and related entities under contractual servicing agreements. The Company receives monthly servicing fees based on contractual monthly rates as specified in the servicing agreement. The Company also receives special servicing fees for the successful resolution of loans as specified in the servicing agreement. The Company recognizes these revenues when earned. Loan servicing expenses are charged to operations as incurred.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes.

Note 3—Property and Equipment

The following is a summary of property and equipment at December 31, 2023:

Property and equipment, at cost:

Computers & Technology	$402,070
Office Equipment	$ 94,529
Leasehold Improvements	$ 24,663
Software	$579,264
(Less) accumulated depreciation	(553,689)
Total property and equipment, net	$ 546,838

Depreciation and amortization expense was $0 for the year ended December 31, 2023.

Note 4—Notes payable The Company has a warehouse line of credit agreement with NexBank SSB. The warehouse line amount as of December 31, 2022 was $5,000,000. The warehouse line of credit agreement has an interest rate of 1.43%. The interest of $5,786 was incurred for the year ended December 31, 2022. The balance outstanding was $0 at December 31, 2023.

As of December 31, 2022, the Company had mortgage loans held for sale pledged as collateral under the above agreement. The above agreement also contains covenants which include certain financial requirements, including maintenance of minimum net worth, minimum liquid assets, maximum leverage ratio, minimum current ratio, and positive net income, as defined in the agreements. The warehouse line of credit agreement automatically renews at maturity unless terminated in writing.

During 2020 and 2021, the Company entered into secured promissory notes totaling $30,908,164. Interest is at 12% per annum, with the agreements being guaranteed by all the assets of the Company. The balance outstanding was $11,531,931 at December 31, 2023.

Note 5—Members' Equity

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any debt, obligation, or liability. The Company's Proposed Offering (the "Offering") under Regulation A was qualified by the SEC on November 7, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share. The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Board of Directors has exclusive control over all aspects of the Company's business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

Note 6—Phantom Stock Plan- During 2021, the Company entered into a Phantom Stock Plan (the "Plan") to award shares to certain key employees. The total number of shares available to be issued for grants as phantom stock under the Plan shall not exceed more than 20.00% of the issued and outstanding equity of the Company. Phantom stock that is forfeited may be re-granted in accordance with the Plan. The value of phantom stock corresponds to the fair value of the Company's common stock as defined in the agreements.

Note 9—Phantom Stock Plan(Continued)

The phantom shares will vest over a three year service period. As of December 31, 2022 no shares were awarded under the Plan, therefore, the Company did not recognize compensation expense during the year ended December 31, 2023.

Note 10—Commitments and contingencies Commitments to Extend Credit – The Company enters into interest rate lock commitments with borrowers who have applied for residential mortgage loans who have met certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the underlying loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the mortgagor does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor's residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon.

Regulatory Contingencies – The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of mortgage origination, servicing and financing activities. Such audits and examinations could result in additional actions, penalties or fines by state or federal governmental bodies, regulators or the courts.

Operating Leases – The Company leases office space under various operating lease arrangements, which expire through May 2024. Total rent expense under all operating leases amounted to $240,782 for the year ended December 31, 2023, and is included in office and occupancy expense on the statement of operations.

Legal – The Company operates in a highly regulated industry and may be involved in various legal and regulatory proceedings, lawsuits and other claims arising in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, management currently believes that the ultimate disposition of any such proceedings and exposure will not have, individually or taken together, a material adverse effect on the financial condition, results of operations, or cash flows of the Company. However, actual outcomes may differ from those expected and could have a material effect on the Company's financial position, results of its operations or cash flows in a future period. The Company accrues for losses when they are probable to occur, and such losses are reasonably estimable. Legal costs are expensed as incurred and are included in general and administrative on the statement of operations.

Note -11- Related Party Transactions - In 2021, the Company executed shared services agreements with American Homeowner Preservation 2015A+, LLC ("AHPS 2015A+"), preREO LLC ("preREO"), AHP Title Holdings LLC ("Title"), America's Trustee Services LLC ("ATS"), AHP75 LLC ("AHP75"), AHP Capital Management, LLC ("AHP Capital") and Debt Cleanse Group Legal Services, LLC ("Debt Cleanse") whereby the Company performs certain duties for related parties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services and investor relations support. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the related party by the CompanyAHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, provides investment advisory services to the Company. 2015A+ will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the 15th day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the managing member

Note 7—Subsequent Events

The Company has evaluated subsequent events through February 2026, the date on which the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

AHP SERVICING LLC

SCHEDULE I - COST OF REVENUE
TWELVE MONTHS ENDED DECEMBER 31, 2023

Acquistion Costs	$ 33,912
Sales & Other Direct Costs	773,757
Legal Fees	812,904
Licensing	22,934
Surety Bonds	17,582
Consultants & Other Professionals	417,685
Commissions & Fees	1,499
Other Costs	65,991
	$ 2,146,264

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report

AHP SERVICING LLC

SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2023

Bank Charges	$ 35,378
Employee Benefits	6,367
General & Admistrative Costs	52,972
Insurance	186,165
Office Expenses	29,777
Payroll & Related Taxes	3,227,310
Postage	8,959
Printing, Reproduction and Other Expenses	4,588
Professional Service	324,826
Recruitment	407,031
Registrations	3,900
Rent	249,782
Supplies	2,160
Taxes	2,719
Technology Expenses	94,397
Telephone & Internet	529
Travel Costs	7,857
Utilies	12,641
	4,657,358

The accompanying notes are an integral part of the financial statement.
See Accountant Review Report